Subsidiaries of Lunar Growth Corporation

Name		Jurisdiction
1.	Fortune Health Management Limited	BVI
2.	Wuhan Kangfu Consulting and Management Corporation	PRC
3.	Chongqing Jiafu Health Industry Co., Ltd.*	PRC

* a variable interest entity under US GAAP.